Exhibit 3

September 20, 2007

Mr. Donald W. Keeble
Director
Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

Dear Don,

Thank you for your email.  I am disappointed to hear that the board will be unable to respond to us this week as you had previously indicated.  We of course hope that the board’s decision will be favorable.

As we discussed with you last week, if we are unable to reach a satisfactory agreement on board representation, we think the appropriate course of action would be to consult shareholders directly regarding the future composition of the board.

There are a number of uncertainties and major decisions facing Nautilus at the moment, including the debt position, the Land America transaction, and the appointment of a permanent chief executive with the appropriate qualifications and strategic outlook.  I am sure you would agree that prolonged uncertainty is not good for the company or any of its stakeholders.

The time required to complete a shareholder vote is, regrettably, quite lengthy and if such a vote were required, it would not be in anyone’s interest to delay it beyond year end.  To stay on this timetable essentially requires that a meeting of shareholders be initiated now.  Accordingly, we are today sending to the company a demand for a special meeting of shareholders to remove the existing directors other than the Interim Chief Executive Officer, the Lead Independent Director, and the Chairman of the Audit Committee.  The resolutions would also seek to appoint four new directors, two of whom would be affiliates of Sherborne Investors and two who would be new independent directors.

We have appreciated the opportunity to meet with the members of the Nominating Committee and hope that we answered all of your questions concerning our previous experience in successful operational turnaround situations of the kind that Nautilus currently faces.  We continue to be enthusiastic about working actively with Nautilus to develop and execute a turnaround plan that will fully realize the company’s potential.

We recognize that the board has a process that it follows in considering the appointment of new directors and understand that it may take more time for you to complete it.  In the meantime, the process of calling a special meeting of shareholders will continue.

We look forward to hearing from you in due course.

Yours sincerely,

/s/ Edward Bramson

Edward J. Bramson